

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



07043142

DC
No Act
P.E. 12-22-06

January 30, 2007

Christopher A. Butner
Assistant Secretary and Counsel
Corporate Governance Department
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/30/2007

Re: Chevron Corporation
Incoming letter dated December 22, 2006

Dear Mr. Butner:

This is in response to your letter dated December 22, 2006 concerning the shareholder proposal submitted to Chevron by Hilda Kaplis and Sydney Kaplis Kay, Ph.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 2 4 2007

Sincerely,

David Lynn
Chief Counsel

PROCESSED

FEB 0 6 2007

THOMSON
FINANCIAL

Enclosures

cc: Hilda Kaplis
Sydney Kaplis Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230-1253

.93410



Chevron

Christopher A. Butner
Assistant Secretary -
Corporate Governance
Legal

Corporate Governance Department
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583
Tel 925 842 2796
Fax 925 842 2846
CButner@chevron.com

December 22, 2006

By Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Stockholder Proposal

Dear Sir/Madam:

This submission is being filed with the Securities and Exchange Commission (the "Commission") on behalf of Chevron Corporation (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requesting confirmation that the Staff of the Division of Corporation Finance ("Staff") will not recommend any enforcement action if, in reliance upon Rule 14a-8, the Company excludes from its definitive proxy materials for the Company's 2007 Annual Meeting of Stockholders ("Proxy Materials") a shareholder proposal (the "Proposal") submitted by Hilda Kaplis and Sydney K. Kay ("Proponents") who are joint registered owners of Company Common Stock.

The Company respectfully requests that the Staff concur with the Company's view that the Proposal is excludable on the following grounds:

1) Rule 14a-8(b)(2) and 14a-8(f)(1)--failure to provide a statement of intent to continue to hold shares through the meeting date;
2) Rule 14a-8(i)(1)--improper under state law;
3) Rule 14a-8(i)(8)--relates to an election of directors;
4) Rule 14a-8(i)(9)--directly conflicts with a company proposal; and
5) Rule 14a-8(i)(10)--substantially implemented.

Pursuant to Rule 14a-8(j), six copies of this letter, including the attachments, are enclosed. One copy of this submission, including the attachments, has been sent to the Proponents for delivery simultaneously with the filing of this submission with the Commission. If possible, please send your response by facsimile. My facsimile number is (925) 842-2846, and the Proponents' facsimile number is (972) 458-2545.

I. The Proposal

The Proposal, cast as a resolution, would require that the number of nominees for election of director exceed the number of directors to be elected by two, that a majority vote determine the winners, that each director be elected annually and that nominees for director meet a minimum share ownership requirement. A copy of the Proposal is attached hereto as Attachment A.

II. The Proposal is Excludable under Rule 14a-8(b)(2) and 14a-8(f)(1)

Despite timely and specific notice by the Company, the Proponents failed to provide a written statement of intent to continue to hold the Company's securities through the date of the Company's annual meeting as specified by Rule 14a-8(b)(2). Rule 14a-8(b) provides that, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of a registrant's securities for at least one year by the date the stockholder submits the proposal, and the proponent must provide the company with a written statement of intent to continue to hold the securities through the date of the annual meeting. Under Rule 14a-8(f)(1), a company may properly exclude a proposal for failing to state an intention to continue to hold the securities if the company, within 14 calendar days of receipt of the proposal, notifies the proponent in writing of the deficiency, and the proponent fails to address the deficiency within 14 days of receipt of the company's letter.

The Company received the Proponents' submission on November 14, 2006 (see Attachment A). On November 17, 2006, the Company sent a letter to the Proponents requesting that the Proponents state their intention to continue to hold the securities through the date of the annual meeting and noting that the Proponents must respond no later than 14 days from the date the Proponents received the Company's letter. The Company's letter is attached hereto as Attachment B. The Company's letter was delivered on November 20, 2006. The proof of delivery is attached hereto as Attachment C. The Proponents never responded to the Company's letter.

The Staff has repeatedly recognized that a company may exclude a proposal under rule 14a-8(f)(1) when the proponent does not provide a timely, written statement of intent to hold the company's securities as required by Rule 14a-8(b)(2) in response to a specific request for such statement. *Exxon Mobil Corporation* (January 23, 2001); *Morgan Stanley Asia Pacific Fund, Inc.* (April 9, 1999). For this reason, the Company believes it may properly omit the proposal from its Proxy Materials under Rule 14a-8(b)(2) and 14a-8(f)(1).

III. The Proposal is Excludable under Rule 14a-8(i)(1)

Rule 14a-8(i)(1) permits a company to omit a stockholder proposal that, under the laws of the company's jurisdiction of organization, is not a proper subject for action by stockholders. In interpreting this rule, the Staff has consistently concurred in the omission of a proposal that, if approved by stockholders, would mandate certain actions that are reserved by corporate law to the Board of Directors. *See Alaska Air Group, Inc. (March 26, 2000); Pacific Gas & Electric Co.* (Jan. 27, 1995). Moreover, the note to Rule 14a-8(i)(1) states that some proposals are not considered proper under state law if they would be binding on the company if approved by the shareholders. The Company is a Delaware corporation. Under section 141 of the Delaware General Corporation Law ("DGCL"), the business and affairs of a corporation are managed by or under the direction of the board of directors, unless otherwise provided in the DGCL or the corporation's certificate of incorporation.

The Proposal, stated in the form of a resolution, is set forth as a mandate, rather than a recommendation, and would be binding on the Company if adopted by the stockholders. For example, the Proposal would mandate that there be two more nominees than the number of Directors to be elected and that a minimum stock ownership criterion be satisfied in order to be eligible to be a director nominee. This can only be read as a directive that the Board observe these provisions. Yet, nothing in the DGCL, the Company's Certificate of Incorporation or the Company's By-Laws limits the authority of the Company's Board of Directors in this area covered by the Proposal.

Because the Proposal mandates action that falls within the scope of powers reserved to the Board, the Proposal intrudes upon the powers conferred upon the Company's Board of Directors under the DGCL and the Company's Certificate of Incorporation and is thus not a proper subject for shareholder action under state law. Accordingly, the Company believes it may properly omit the proposal from its Proxy Materials under Rule 14a-8(i)(1).

IV. The Proposal is Excludable under Rules 14a-8(i)(8) and (i)(9)

Rule 14a-8(i)(8) permits a company to omit a stockholder proposal if it "relates to an election for membership on the Company's board of directors." The Staff consistently has applied Rule 14-8(i)(8) to proposals that would require minimum share ownership for persons elected at a stockholders' meeting at which the proposal is to be presented. *The Adams Express Company* (December 28, 2000); *Competitive Technologies, Inc.* (October 7, 1998). The Proposal would require that director nominees own at least $5 million of Company Common Stock, or be the representative of an institution owning at least two million shares, in order to be an eligible nominee. Although the Company has not determined its list of nominees for its 2007 annual meeting, it is possible that some will own less than the minimum amount specified under the Proposal. If adopted, the Proposal could affect the election of nominees for the Company's Board of Directors who are to be elected at the same meeting at which the Proposal would be presented.

In addition, Rule 14a-8(i)(9), provides that a registrant may omit a proposal if it "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff consistently has applied this language to a shareholder proposal that has the potential to nullify a company's director nominees to the extent such nominees would not satisfy the share ownership requirements of the proposal at the time of the election. *The Adams Express Company* (December 28, 2000); *Competitive Technologies, Inc.* (October 7, 1998). For the foregoing reasons, the Company believes it may properly omit the proposal from its Proxy Materials under each Rule 14a-8(i)(8) and Rule 14a-8(i)(9).

V. The Proposal is Excludable under Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to omit a stockholder proposal if it has already been substantially implemented. One element of the Proposal would require that the entire board of directors be elected annually. Under Article IV, Section 1 of the By-Laws of the Company, directors are elected annually. Thus, this element of the Proposal is already in effect and is, thus, excludable under Rule 14a-8(i)(10).

VI. Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials.

If the Commission has any questions about this matter or would like to request any further information, please do not hesitate to contact the undersigned by telephone at (925) 842-2796. Please note my facsimile number is (925) 842-2846. The facsimile number for the Proponents is (972) 458-2545.

Very truly yours,

Christopher A. Butner
Assistant Secretary and Counsel

Enclosures
cc (w/enclosures) by facsimile and overnight delivery:
Hilda Kaplis and Sydney K. Kay
5718 Harvest Hill Road
Dallas, TX 75230-1253
Facsimile No.: (972) 458-2545

ATTACHMENT A

Hilda Kaplis
Sydney Kaplis Kay, Ph.D.

5718 Harvest Hill Road

972 458-2545

Dallas, TX 75230-1253

Chevron Corporation
Attn: Corporate Secretary
6001 Bollinger Canyon Road
San Ramon, CA 94583

November 14, 2006

Dear Ms. Beebe:

We wish to submit the proposal "Qualification for Director Nominees" for inclusion in the proxy statement for the 2007 Annual Meeting.

Sincerely,

Hilda Kaplis / Sydney K Kay

Hilda Kaplis/Sydney K Kay

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS MOST of the corporate Boards in the United States are currently made up of present or past Chairmen/CEOs/ Presidents having considerable executive background experiences in a wide varieties of businesses.

WHEREAS MOST of the Director Nominees come from businesses totally different from that of the company to which they have been nominated to serve on its independent executive governance Board.

WHEREAS It is known, throughout the financial industry, that Director Nominees are often appointed by Chairmen/CEOs with the power and influence to create their own Boards. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries....and stock option deals....subject to the approval of the Board of Directors that they have appointed. Not surprisingly, the Directors go along." (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely."

WHEREAS Such Directors have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine.

WHEREAS Currently, ALL the non-employee Directors, COMBINED, often do not own enough shares in the corporation to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs who nominated them, revealed in the enormously distorted Compensation Packages given to the Principal Executives that are totally unrelated to Performance year after year after year.

WHEREAS To have a truly independent executive governance Board, the Nominees must come from sources over which the Chairmen-CEO, and other Principal Executives in the corporation, have no control.

WHEREAS NO salaried employees shall qualify as a Director Nominee: their presence on the Board corrupts and destroys its function as a totally independent executive governance body.

THEREFORE, be it RESOLVED: That there shall be two (2) more Nominees than the number of Directors to be elected with a majority vote determining the winners; that the entire Board shall run for election annually; and that all Director Nominees must be:

1. Individual Investors who shall, for the past five (5) years, have been, and currently are, the sole owner of at least five million DOLLARS ($5,000,000) of the corporation's shares, and/or

2. Representatives from Mutual, Pension, State Treasury Funds or Foundations that hold at least two million (2,000,000) SHARES in the corporation to which they are being nominated..

ATTACHMENT B



Chevron

Christopher A. Butner
Assistant Corporate Secretary
Corporate Governance--Legal

Corporate Governance
6001 Bollinger Canyon Road
San Ramon, CA 94583
Tel 925 842 2796
Fax 925 842 2846
CButner@chevron.com

November 17, 2006

Via overnight delivery

Hilda Kaplis
Sydney Kaplis Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230-1253

Dear Hilda Kaplis and Sydney Kaplis Kay:

On November 14, 2006, we received your correspondence dated November 14, 2006, submitting a stockholder proposal for inclusion in the company's Proxy Statement for the 2007 annual meeting of stockholders.

As required by SEC Rule 14a-8(b), please state whether Hilda Kaplis and Sydney Kaplis Kay intend to continue to hold at least $2,000 in value of Chevron common stock through the date of the meeting of stockholders.

The requested document may be sent by U.S. Postal Service, overnight delivery, e-mail or facsimile to the address above. Pursuant to SEC Rule 14a-8(f), **we must receive the information no later than 14 days from the date you receive this letter**. Enclosed is a copy of SEC Rule 14a-8 for your convenience.

Sincerely,

[signature]

Enclosure

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

DHL

EXP

Pieces : 1/1

FM: CHEVRON
L. CLARKE
CENTRAL MAIL OPERATIONS
6001 BOLLINGER CANYON RD
SAN RAMON, CA 94583
UNITED STATES Phone: 925-842-2783

ORIGIN: JBS

Sender's ref. 0301/HC00176

To: SYDNEY KAPLIS KAY, PH.D.
HILDA KAPLIS
5718 HARVEST HILL ROAD
DALLAS, TX 75230
UNITED STATES

POSTCODE: 75230

TEL:

Description: DOCUMENTS

Weight: Letter
Date: 2006-11-17

DHL standard terms and conditions apply.

BROY 1D

(2L)US75230

WAYBILL: 18811603952 (Non-Negotiable)

ATTACHMENT C





Track results detail

Tracking results detail for 18811603952

Tracking summary

Current Status	✓ **Shipment delivered.**	View Signature
Delivered on	11/20/2006 9:54 am	
Delivered to	Residence Door	
Signed for by	**LD FD -5718 HARVEST HIL**	What is this?

Tracking history

Date and Time	Status	Location
11/20/2006 9:54 am	Shipment delivered. Picked Up by DHL.	

Ship From:
CHEVRON
San Ramon, CA 94583
United States

Attention:
CHEVRON

Ship To:
SYDNEY KAPLIS KAY, PH D
Dallas, TX 75230
United States

Attention:
SYDNEY KAPLIS KAY, PH D.

Shipment Information:
Ship date:
Pieces 1
Total weight: 1 lb *
Ship Type: Letter Express
Shipment Reference: 0301/HC00
Service: Next Day
Special Service
Description

Tracking detail provided by DHL: 12/6/2006, 1.28 51 pm pt

Track new shipme

You are authorized to use DHL tracking systems solely to track shipments tendered by or for you to DHL. Any use of DHL tracking systems and information is strictly prohibited

*** Note on weight:**
The weights displayed on this website are the weights provided when the shipment was created. Actual charge weights may be different and will be provided on invoice

New to DHL?

Registration is quick and easy And as a registered user,you'll have access to services and tools to help you ship your packages easily and efficiently.
- Register Now

Questions?

We're here to help!
- Contact DHL

Contact Us | S



Ship	Track	Services	About DHL	Help



Delivery Signature Detail

Track

- Track by number
- Track by reference
- **Get delivery signature**
- Track DHL Same Day service
- Monitor shipments with DHL ProView

Log in to DHL

User ID

Password

Remember my User ID

Log in

- Forgot your Password?

Tracking Delivery Signature details... Tracking Number **18811603952**

Help

Tracking summary

Current Status	✓ **Shipment Delivered**
Delivered on	11/20/06 9 54 am
Delivered to	Residence Door
Signed for by	**LD FD -5718 HARVEST HIL**

Help me with the signed by codes

Signature

LD FD -5718 HARVEST HIL

For a description of the code above, please click here

Receiver Information

SYDNEY KAPLIS KAY, PH D
Dallas, TX 75230
United States

Tracking detail provided by DHL 12/6/2006 1 29 44 PM

View Tracking Detail | E-mail Delivery Signature | Track new shipment

You are authorized to use DHL tracking systems solely to track shipments tendered by or for you to DHL Any other use of DHL tracking systems and information is strictly prohibited.

New to DHL?

Registration is quick and
And as a registered user
have access to services .
tools to help you ship yo
packages easily and effic

- Register Now

DHL Global | About DHL | Newsroom | Contact | Sitemap | Privacy Policy

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated December 22, 2006

The proposal provides that there be two more nominees than the number of directors to be elected by a majority vote, annual elections for the entire board, and all director nominees must meet certain eligibility requirements.

There appears to be some basis for your view that Chevron may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received Chevron's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Chevron relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser